United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 22, 2021

ACKRELL SPAC PARTNERS I CO.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-39821	83-3237047
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

2093 Philadelphia Pike #1968
Claymont, DE 19703

(Address of Principal Executive Offices and Zip Code)

Registrant’s telephone number, including area code: (650) 560-4753

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Units, each consisting of one subunit and one-half of one warrant	ACKIU	The Nasdaq Stock Market LLC

Subunits included as part of the units, each consisting of one share of common stock, $.0001 par value, and one-half of one warrant	ACKIT	The Nasdaq Stock Market LLC

Redeemable warrants	ACKIW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Ackrell SPAC Partners I Co., a Delaware corporation (“Ackrell”), intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (as may be amended from time to time, the “Registration Statement”), which will include a preliminary proxy statement of Ackrell and a prospectus in connection with the proposed business combination transaction involving Ackrell and North Atlantic Imports, LLC, a Utah limited liability company d/b/a Blackstone Products (the “Company”). The definitive proxy statement and other relevant documents will be mailed to stockholders of Ackrell as of a record date to be established for voting on the proposed business combination. Securityholders of Ackrell and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with Ackrell’s solicitation of proxies for the special meeting to be held to approve the business combination and related matters because these documents will contain important information about Ackrell, the Company and the business combination and related transactions. Ackrell securityholders and other interested persons will also be able to obtain copies of the Registration Statement and the proxy statement/prospectus, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to Ackrell by contacting its Chief Executive Officer, Jason Roth, c/o Ackrell SPAC Partners I Co., 2093 Philadelphia Pike #1968, Claymont, DE 19703, at (650) 560-4753.

Item 1.01 Entry into a Material Definitive Agreement.

Business Combination Agreement

This section describes the material provisions of the Business Combination Agreement (as defined below) but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of the Business Combination Agreement, a copy of which is attached hereto as Exhibit 2.1. Ackrell’s stockholders and other interested parties are urged to read such agreement in its entirety. Unless otherwise defined herein, the capitalized terms used below are defined in the Business Combination Agreement.

On December 22, 2021, Ackrell, the Company, Blackstone Products, Inc., a newly-formed Delaware corporation and wholly-owned subsidiary of Ackrell (“Newco”), Ackrell Merger Sub Inc., a newly-formed Delaware corporation and wholly-owned subsidiary of Newco (“Merger Sub”), Roger Dahle, an individual residing in Utah and holder of certain membership interests in the Company (“Dahle”), and North Atlantic Imports, Inc., a business company formed under the laws of the British Virgin Islands (“NAI” and together with Dahle, the “Contributors”) entered into a Business Combination Agreement (the “Business Combination Agreement”).

The Transactions

Pursuant to the Business Combination Agreement, subject to the terms and conditions set forth therein, immediately prior to the consummation of the transactions contemplated by the Business Combination Agreement (the “Closing”), the Company will enter a redemption agreement with Cowell International Inc., a Utah corporation and a wholly-owned subsidiary of NAI (“Cowell”), and Dahle, pursuant to which the Company will redeem, prior to the Closing, certain of its membership interests held by Cowell in exchange for $100,000,000, which will be funded by newly-incurred indebtedness for borrowed money of the Company in the principal amount of $100,000,000.

Upon the consummation of the Closing, Merger Sub will merge with and into Ackrell (the “Merger” and, together with the other transactions contemplated by the Business Combination Agreement, the “Transactions”), with Ackrell continuing as the surviving corporation in the Merger and a wholly-owned subsidiary of Newco (the “Surviving Corporation”). Immediately following the effective time of the Merger (the “Effective Time”), (i) NAI will contribute 45 shares of Cowell Common Stock, par value $1.00 per share (“Cowell Common Stock”) to Newco and 33 shares of Cowell Common Stock to Ackrell (the “NAI Contributions”), (ii) Cowell will redeem the remaining 22 shares of Cowell Common Stock (the “NAI Redemption”) and (iii) Dahle will contribute all of his membership interests in the Company to Newco (the “Dahle Contribution” and together with the Merger, the NAI Contributions, the NAI Redemption and the other transactions contemplated by the Business Combination Agreement, the “Transactions").

The aggregate consideration to be paid in the Transactions is based on a pre-money Company equity valuation of $721,000,000 and will be made up of cash consideration and stock consideration as described below (the “Merger Consideration”).

Conversion of Securities and Payment of Merger Consideration

As consideration for the Transactions, (i) Ackrell will pay $150,000,000 to NAI as consideration for the contribution of Cowell Common Stock to Ackrell; (ii) Cowell will pay $100,000,000 to NAI as consideration for the NAI Redemption; (iii) Newco will issue and deliver to NAI a number of shares of Newco common stock, par value $0.0001 per share (“Newco Common Stock”) calculated based upon NAI’s ownership percentage (on a fully-diluted basis taking into account the Assumed RSUs (as defined below) and after giving effect to the cash consideration) as of the Closing as consideration for the contribution of Cowell Common Stock to Newco; and (vi) Newco will issue to Dahle a number of shares of Newco Common Stock calculated based upon Dahle’s ownership percentage (on a fully-diluted basis taking into account the Assumed RSUs and after giving effect to the cash consideration) of the Closing as consideration for the Dahle Contribution.  In addition, each contingent right to receive an equity interest in the Company to be issued to Dahle will be assumed by Newco (the “Assumed RSUs”), with such Assumed RSUs representing the right to acquire a number of shares of Newco Common Stock representing the ownership percentage attributable to the Assumed RSUs upon the terms (including vesting) set forth in the Assumed RSUs.

Representations and Warranties; Covenants

The Business Combination Agreement contains a number of representations, warranties and covenants of the Company, the Contributors, Cowell, Ackrell, Merger Sub and Newco, made solely for the benefit of the other relevant parties to the Business Combination Agreement, which in certain cases are subject to specified exceptions and qualifications, including materiality and material adverse effect qualifiers, contained in the Business Combination Agreement or in information provided pursuant to certain disclosure schedules to the Business Combination Agreement. The representations and warranties are customary for transactions similar to the Transactions.

The representations and warranties of the parties terminate as of and do not survive the Closing, and there are no indemnification rights for another party’s breach. The covenants and agreements of the parties shall not survive the Closing, except those covenants and agreements to be performed after the Closing which covenants and agreement shall survive until fully performed.

The Business Combination Agreement also contains certain customary covenants by each of the parties during the period between the signing of the Business Combination Agreement and the earlier of the Closing or the termination of the Business Combination Agreement in accordance with its terms, including with respect to (1) the operation of their respective businesses in the ordinary course of business; (2) the provision of access to the properties, books, personnel, and policies of the Company and Ackrell, respectively; (3) provision of financial statements by the Company; (4) Ackrell’s stock listing; (5) notifications of certain breaches, consent requirements, material adverse changes or other matters; (6) efforts to consummate the Closing and obtain third party and regulatory approvals; (7) tax matters and transfer taxes; (8) further assurances; (9) confidentiality; (10) public announcements; (11) directors’ and officers’ indemnification; and (12) compliance with the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) (if applicable). The parties further agreed to certain customary post-Closing covenants.

After the execution of the Business Combination Agreement, Ackrell and Newco will (with the assistance and cooperation of the Company as reasonably requested by Ackrell), use its commercially reasonable efforts to prepare and file with the U.S. Securities and Exchange Commission (the “SEC”) within 10 business days (subject to certain exceptions) after Ackrell’s receipt of the Company’s PCAOB-compliant audited financial statements from the Company a registration statement on Form S-4 in connection with the registration under the Securities Act of 1933, as amended (the “Securities Act”) of the Ackrell Common Stock, to be issued pursuant to the Business Combination Agreement, which registration statement will also contain a proxy statement for Ackrell stockholders and a prospectus.

Ackrell will include provisions in the proxy statement with respect to (i) the approval of the Business and the adoption and approval of Business Combination Agreement, (ii) the adoption and approval of the amended and restated Newco certificate of incorporation, (iii) the appointment of the post-Closing Newco board of directors, (iv) the approval and adoption of Newco’s omnibus incentive plan, (v) the approval and adoption of Newco’s employee stock purchase plan, (vi) adjournment of the Ackrell stockholders’ meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing proposals and (vii) the approval of any other proposals reasonably agreed by Ackrell and the Company to be necessary or appropriate in connection with the transaction contemplated hereby.

The parties have also agreed to take all action within their power as may be necessary or appropriate such that, effective immediately after the Closing, Newco’s board of directors shall consist of seven directors, which shall be divided into three classes with (a) one class of directors, the Class A Directors, initially serving a 1-year term, such term effective from the Closing (but any subsequent Class A Directors serving a 3-year term), (b) a second class of directors, the Class B Directors, initially serving a 2-year term, such term effective from the Closing (but any subsequent Class B Directors serving a 3-year term), and (c) a third class of directors, the Class C Directors, serving a 3-year term, such term effective from the Closing.

Closing Conditions

The obligations of the parties to complete the Closing are subject to various conditions, including the following mutual conditions of the parties unless waived:

●	the proposals presented at the Ackrell stockholders’ meeting will have been approved and adopted;

●	No governmental authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law, rule, regulation, judgment, decree, executive order or award after the date of the Business Combination Agreement which is then in effect and has the effect of making the Transactions, including the Merger, illegal or otherwise prohibiting consummation of the Transactions, including the Merger;

●	all required filings under the HSR Act will have been completed and any applicable waiting period (and any extension thereof) applicable to the consummation of the Transactions under the HSR Act shall have expired or been terminated;

●	the Registration Statement will have been declared effective under the Securities Act, and no stop order suspending the effectiveness, or any proceedings for purposes of suspending the effectiveness, of the Registration Statement will be in effect or will have been initiated or threatened by the SEC;

●	the Newco Common Stock to be issued in connection with the Transactions will have been approved for listing on Nasdaq, subject only to official notice of issuance thereof; and

●	upon the Closing, after giving effect to the completion of the Redemption, Ackrell having net tangible assets of at least $5,000,001.

Unless waived by Ackrell, the obligations of the Ackrell, Newco and Merger Sub to consummate the Transactions, including the Merger, are subject to the satisfaction of certain customary conditions (in addition to customary certificates and other closing deliverables), as well as the following:

●	accuracy of the representations and warranties made by the Company in the Business Combination Agreement and material compliance by the Company with the covenants in the Business Combination Agreement;

●	absence of any Company Material Adverse Effect with respect to the Company between the date of the Business Combination Agreement and the date of the Closing;

●	the Company will have delivered to Ackrell and Newco the Company’s PCAOB-compliant audited financials;

●	Cowell will have delivered a properly executed certification that the Company shares are not “U.S. real property interests”, together with a notice to the IRS, in accordance with Treasury Regulations;

●	the Company will have terminated certain specified related party contracts; and

●	the Manufacturing Supply Agreement between Fugang Technology Inc. and the Company in substantially the form attached to the Business Combination Agreement will remain in effect.

Unless waived by the Company, the obligations of the Company to consummate the Merger are subject to the satisfaction of certain customary additional conditions (in addition to customary certificates and other closing deliverables), as well as the following:

●	accuracy of the representations and warranties made by Ackrell, Newco and Merger Sub in the Business Combination Agreement and material compliance by Ackrell, Newco and Merger Sub with the covenants in the Business Combination Agreement;

●	absence of any Ackrell Material Adverse Effect with respect to Ackrell, Newco or Merger Sub between the date of the Business Combination Agreement and the date of the Closing;

●	all members of the board of directors and all officers of Ackrell will have executed written resignations effective as of the Effective Time;

●	the aggregate amount of proceeds raised in the PIPE Investment plus the amount of funds in the Trust Account (after giving effect to any redemption of Ackrell Common Stock by Ackrell’s stockholders) will be at least $150,000,000; and

●	the Newco certificate of incorporation will have been amended and restated by Newco.

Termination

The Business Combination Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including:

●	by mutual written consent of Ackrell and the Company;

●	by either Ackrell or the Company if the Closing has not occurred by the date that is six months after the execution of the Business Combination Agreement, other than as a result of a breach by the party seeking termination, provided, that in the event of an extension of the time for Ackrell to complete a Merger in accordance with the terms of Ackrell’s certificate of incorporation, such six month period will automatically be extended by a like period;

●	by either Ackrell or the Company if a governmental authority shall have issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting, or if any law is in effect making illegal, the transactions contemplated by the Business Combination Agreement, other than as caused by the breach of the party seeking termination;

●	by either Ackrell or the Company if Ackrell fails to obtain the required stockholder approvals at Ackrell’s stockholder meeting;

●	by Ackrell upon a breach of any representation, warranty, covenant or agreement on the part of the Company, NAI or Dahle set forth in the Business Combination Agreement, or if any representation or warranty of the Company, NAI or Dahle becomes untrue and is not cured within 20 days;

●	by the Company upon a breach of any representation, warranty, covenant or agreement on the part of Ackrell, Newco or Merger Sub set forth in the Business Combination Agreement, or if any representation or warranty of Ackrell, Newco or Merger Sub becomes untrue and is not cured within 20 days; and

●	by Ackrell if the Company has not delivered its PCAOB-compliant audited financials on or prior to February 28, 2022.

Governing Law and Arbitration; Trust Account Waiver

The Business Combination Agreement is governed by Delaware law and the parties are subject to the non-exclusive jurisdiction of federal and state courts located in the state of Delaware.

Each of the Company, NAI and Dahle agreed that it and its affiliates will not have any right, title, interest or claim of any kind in or to any monies in Ackrell’s trust account held for its public stockholders, and agreed not to, and waived any right to, make any claim against the trust account (including any distributions therefrom).

The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of such agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The Business Combination Agreement has been filed to provide investors with information regarding its terms. It is not intended to provide any other factual information about Ackrell, the Company or any other party to the Business Combination Agreement. In particular, the representations, warranties, covenants and agreements contained in the Business Combination Agreement, which were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to the Business Combination Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Business Combination Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and reports and documents filed with the SEC. Investors should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Business Combination Agreement. In addition, the representations, warranties, covenants and agreements and other terms of the Business Combination Agreement may be subject to subsequent waiver or modification. Moreover, information concerning the subject matter of the representations and warranties and other terms may change after the date of the Business Combination Agreement, which subsequent information may or may not be fully reflected in Ackrell’s public disclosures.

Related Agreements

Amended Registration Rights Agreement

Contemporaneously with the execution and delivery of the Business Combination Agreement, Ackrell, certain stockholders of Ackrell (collectively, the “Initial Investors”), NAI and Dahle entered into an Amended and Restated Registration Rights Agreement (the “Amended Registration Rights Agreement”). Pursuant to the Amended Registration Rights Agreement, the Initial Investors and the undersigned parties listed under “Holder” on the signature page thereto will be provided the right to demand registrations, piggy-back registrations and shelf registrations with respect to Registrable Securities (as defined in the Amended Registration Rights Agreement). The Amended Registration Rights Agreement would supersede the registration rights agreements between Ackrell and certain of the Initial Investors.

Lock-Up Agreement

Contemporaneously with the execution and delivery of the Business Combination Agreement, certain Ackrell stockholders, NAI and Dahle will enter into a Lock-up Agreement with Ackrell (each, a “Lock-Up Agreement”). Pursuant to the Lock-Up Agreements, each party thereto will agree to a 180-day lock-up of its Newco Common Stock following Closing, subject to (i) early release upon certain corporate transactions and (ii) certain limited permitted transfers where the recipient takes the shares subject to the restrictions in Lock-Up Agreement.

Ackrell Stockholder Support Agreement

Contemporaneously with the execution and delivery of the Business Combination Agreement, the Company and certain Ackrell stockholders will enter into Stockholder Support Agreements (the “Ackrell Stockholder Support Agreements”). Pursuant the Ackrell Stockholder Support Agreements, the Ackrell stockholders party thereto will agree, among other things, to vote their shares of Ackrell Common Stock in favor of the adoption an approval of the Business Combination Agreement and the Transactions.

The foregoing descriptions of the Amended Registration Rights Agreement, Lock-Up Agreement and Ackrell Stockholder Support Agreements do not purport to be complete and are qualified in their entirety by reference to the complete text of the form of such agreements, copies of which are filed herewith as Exhibits 10.1, 10.2 and 10.3 to this Current Report on Form 8-K, respectively.

Private Placement

In connection with the proposed business combination between Ackrell and the Company, Ackrell and Newco entered into subscription agreements (the “Subscription Agreements”) with the investors named therein (the “PIPE Investors”), pursuant to which Newco agreed to issue and sell to the PIPE Investors approximately 3,100,000 units (the “Units”) for a purchase price of $10.00 per unit, with each Unit consisting of one share of Newco Common Stock and one-half of a warrant to acquire Newco Common Stock at an exercise price of $11.50 per share and Newco agreed to issue and sell and approximately $111,000,000 principal amount of Newco convertible notes (the “Convertible Notes”) immediately prior to closing of the Merger (the “PIPE Investment”).

The PIPE Investment is conditioned on the concurrent closing of the Merger, execution of an indenture (the “Indenture”) containing the terms of the Convertible Notes, certain minimum cash and liquidity requirements, absence of a material adverse effect on Ackrell, Newco or the Company, the operation of the Company’s business in the ordinary course between the execution of the Subscription Agreements until the consummation of the Transaction, certain minimum business performance metrics having been met and other customary closing conditions. The proceeds from the PIPE Investment will be used to fund a portion of the cash consideration for the Merger. The Subscription Agreements provide for certain customary registration rights for the PIPE Investors.

As an inducement to enter into the Subscriptions Agreements, certain Ackrell stockholders, NAI and Dahle (the “Transferors”) have agreed, pursuant to a Transferor Agreement entered into contemporaneously with the execution and delivery of the Business Combination Agreement, to effect a transfer of a certain number of shares of Newco Common Stock to purchasers of Units concurrently with the consummation of the purchase of the Units. The Transferors have agreed that a certain number of shares of Newco Common Stock will be deposited into an escrow fund that will be transferred to the purchasers of Units in the event that the trading price of Newco Common Stock (the “Trading Price”) during the measurement period specified in the Subscription Agreements is less than $10.00 (the “Make-Whole Payment”). In the event a Make-Whole Payment is required to be made, the number of shares of Newco Common Stock to be transferred from the escrow fund shall be determined using a formula set forth in the Subscription Agreement; provided that the amount of shares of Newco Common Stock in the Make-Whole Payment shall be determined based upon a Trading Price between $5.75 and $10.00 per share, with more shares being transferred from the escrow fund as the Trading Price decreases. If the Trading Price is greater than $10.00 per share, no Make-Whole Payment shall be required and if the Trading Price is lower than $5.75 per share no additional Make-Whole Payment shall be required to account for the difference between $5.75 per share and the actual Trading Price. Any shares of Newco Common Stock remaining in the escrow fund following the Make-Whole Payment will be returned to the Transferors.

The warrants will be issued pursuant to a warrant agreement to be entered into at the Closing of the Transactions. Each whole warrant will entitle the registered holder to purchase one share of common stock at a price of $11.50 per share, subject to adjustment as set forth in the warrant agreement, at any time commencing on the issuance of the warrant until its expiration.

The warrants may be called for redemption by Newco if at any time after their issuance until the expiration of the warrants, if, and only if, the reported last sale price of the shares of common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations), for any 20 trading days within a 30 trading day period and if, and only if, there is a current registration statement in effect with respect to the shares of Newco Common Stock underlying such warrants.

The exercise price and number of shares of common stock issuable on exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary dividend or our recapitalization, reorganization, merger or consolidation. However, except as described below, the warrants will not be adjusted for issuances of shares of common stock at a price below their respective exercise prices.

The Convertible Notes will mature on April 15, 2027 unless earlier repurchased, redeemed or converted in accordance with their terms, and will accrue interest at a rate of 9.875% per annum payable in a combination of cash and “payments-in-kind” (“PIK”). Prior to the second anniversary following the closing date of the Convertible Notes offering, 50% of the interest will be paid in cash with the remaining 50% to be paid in PIK or, at Newco’s option, cash. On and after the second anniversary of the closing date of the Convertible Notes offering, all interest will be paid in cash. However, if any such amount of cash interest is not permitted under the terms of Blackstone’s other credit facilities, the amount of permitted interest shall be paid in cash, and the remaining amount of interest will be paid in PIK. The amount that would otherwise have been paid in cash, but is paid in PIK will be used to repay Blackstone’s other credit facilities.

The Convertible Notes may be converted at any time (in whole or in part) into shares of Newco Common Stock, at the option of the holder of such Convertible Note, at a price equal to the lesser of (i) $11.50 and (ii) 15% premium to the lowest per share price of any equity issued prior to or substantially simultaneously with the closing of the Merger (subject to customary adjustments).

Newco will have the option to redeem all or any portion of the Convertible Notes after April 15, 2025 if certain conditions (including that the Newco Common Stock is trading at or above $18.00 per share for at least 20 out of any 30 day trading period and the redeemed portion does not exceed a specified level of the Newco Common Stock trading volume over a specified period) are met. The Convertible Notes also contain default provisions, including provisions for potential acceleration of the Convertible Notes.

Each holder of a Note will have the right to cause the Newco to repurchase for cash all or a portion of the Notes held by such holder at any time upon the occurrence of a “fundamental change”, a customary definition provided in the Indenture (a “Fundamental Change”), at a price equal to par plus accrued and unpaid interest.

In the event of a conversion in connection with a Fundamental Change, the Conversion Price will be adjusted by a usual and customary Fundamental Change make-whole amount to be agreed in the Indenture.

The Indenture will include restrictive covenants that, among other things, will limit the ability of Newco to incur indebtedness above certain thresholds (subject to certain exceptions to be set forth in the Indenture), create liens, make certain payments or investments, enter into affiliate transactions, sell certain assets of Newco and its subsidiaries, pay dividends, and complete certain mergers or consolidations.

The Indenture also will include customary events of default.

Newco has agreed to file a shelf registration statement registering the resale of the shares of Newco Common Stock contained in the Units and Make-Whole Payment or issuable upon exercise of the warrants or conversion of the Convertible Notes. In certain circumstances, the subscribers have piggy-back registration rights in the event that Newco engages in an underwritten offering of Newco Common Stock.

A copy of the form of Subscription Agreement and Transferor Agreement are filed as Exhibits 10.4 and 10.5 to this Current Report on Form 8-K and are incorporated herein by reference, and the foregoing description of the form of Subscription Agreement and Transferor Agreement are qualified in their entirety by reference thereto.

Item 3.02 Unregistered Sales of Equity Securities.

The disclosure set forth above under the heading “Private Placement” in Item 1.01 of this Current Report is incorporated by reference into this Item 3.02. Ackrell Common Stock and the Convertible Notes issued in the PIPE Investment, warrants in the Units, and shares underlying Convertible Notes and warrants will not be registered under the Securities Act, in reliance on the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

Item 7.01 Regulation FD Disclosure.

On December 23, 2021, Ackrell issued a press release announcing the execution of the Business Combinations Agreement. The press release is attached hereto as Exhibit 99.1.

Attached as Exhibits 99.2 and 99.3 hereto are the investor presentation dated December 2021 that will be used by Ackrell and the Company with respect to the transactions contemplated by the Business Combination Agreement and a transcript of management commentary on the investor presentation.

The foregoing (including Exhibits 99.1, 99.2 and 99.3) is being furnished pursuant to Item 7.01 and will not be deemed to be filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor will it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

Forward-Looking Statements

Certain statements herein are “forward-looking statements” made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company and Ackrell and the transactions contemplated by the Business Combination Agreement, and the parties’ perspectives and expectations, are forward looking statements. Such statements include, but are not limited to, statements regarding the Transactions, including the anticipated initial enterprise value and post-closing equity value, the benefits of the Transactions, revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, the expected management and governance of the combined company, and the expected timing of the Transactions. Such forward-looking statements reflect the Company’s or Ackrell’s current expectations or beliefs concerning future events and actual events may differ materially from current expectations. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “designed to” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Any such forward-looking statements are subject to various risks and uncertainties, including (1) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the proposed business combination; (2) the outcome of any legal proceedings that may be instituted against Ackrell, the Company, the combined company or other following the announcement of the proposed business combination and any definitive agreements with respect thereto; (3) the inability to complete the proposed business combination due to the failure to obtain approval of the shareholders of Ackrell, to obtain financing to complete the proposed business combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the proposed business combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed business combination; (5) the ability to meet stock exchange listing standards following the consummation of the proposed business combination; (6) the risk that the proposed business combination disrupts current plans and operations of Ackrell or the Company as a result of the announcement and consummation of the proposed business combination; (7) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition and the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; (8) costs related to the proposed business combination; (9) changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain regulatory approvals required to complete the proposed business combination; (10) the Company’s estimates of expenses and profitability and underlying assumptions with respect to stockholder redemptions and purchase price and other adjustments; (11) the Company’s inability to increase outdoor cooking market penetration or expand the categories for outdoor cooking; (12) the addressable market the Company intends to target does not grow as expected; (13) increased regulatory costs and compliance requirements in connection with any international or product line expansion; (14) the Company’s inability to expand and diversify its supply chain; (15) the loss of any key executives; (16) the loss of any relationships with key retailers; (17) the loss of any relationships with key suppliers; (18) the inability to protect the Company’s patents and other intellectual property; (19) lower than expected attachment rate and cross-selling capabilities for new products; (20) new technologies that compete with the Company in the griddle market and other outdoor cooking markets; (21) the inability to increase engagement with end-users via social media or other digital channels; (22) fluctuations in sales of the Company’s major customers; (23) the Company’s ability to execute its business plans and strategy; (24) the Company’s ability to maintain sufficient inventory and meet customer demand; (25) the Company’s inability to deliver expected cost and manufacturing efficiencies; and (26) other risks and uncertainties indicated from time to time in other documents filed or to be filed with the SEC by Ackrell. If any of these risks materialize or any of Ackrell’s or the Company’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. The Company and Ackrell do not undertake to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. See “Risk Considerations” in the investor presentation, which will be provided in a Current Report on Form 8-K to be filed by Ackrell with the SEC and available at www.sec.gov.

Additional Information and Where to Find It

Ackrell intends to file with the SEC a registration statement on Form S-4 with a proxy statement containing information about the proposed transaction and the respective businesses of the Company and Ackrell. Ackrell will mail a final prospectus and definitive proxy statement and other relevant documents after the SEC completes its review. Ackrell stockholders are urged to read the preliminary prospectus and proxy statement and any amendments thereto and the final prospectus and definitive proxy statement in connection with the solicitation of proxies for the special meeting to be held to approve the proposed transaction, because these documents will contain important information about Ackrell, the Company and the proposed transaction. The final prospectus and definitive proxy statement will be mailed to stockholders of Ackrell as of a record date to be established for voting on the proposed transaction. Stockholders of Ackrell will also be able to obtain a free copy of the proxy statement, as well as other filings containing information about Ackrell, without charge, at the SEC’s website (www.sec.gov) or by calling 1-800-SEC-0330. Copies of the proxy statement and Ackrell’s other filings with the SEC can also be obtained, without charge, by directing a request to: Ackrell SPAC Partners I Co., 2093 Philadelphia Pike #1968, Claymont, DE 19703. Additionally, all documents filed with the SEC can be found on Ackrell’s website, https://www.ackrellspac.com.

Participants in the Solicitation

The Company and Ackrell and their respective directors and officers and other members of management and employees may be deemed participants in the solicitation of proxies in connection with the proposed business combination. Ackrell stockholders and other interested persons may obtain, without charge, more detailed information regarding directors and officers of Ackrell in Ackrell’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, which was filed with the SEC on March 31, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from Ackrell’s stockholders in connection with the proposed business combination will be included in the definitive proxy statement/prospectus that Ackrell intends to file with the SEC.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed business combination. This Current Report on Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits:

Exhibit	Description
2.1*	Business Combination Agreement dated as of December 22, 2021 by and among Ackrell SPAC Partners I Co., Blackstone Products, Inc., Ackrell Merger Sub, Inc., North Atlantic Imports, LLC, Roger Dahle, and North Atlantic Imports, Inc.
10.1	Form of Amended and Restated Registration Rights Agreement.
10.2	Form of Lock-Up Agreement.
10.3	Form of Stockholder Ackrell Support Agreement.
10.4	Form of Subscription Agreement.
10.5	Form of Transferor Agreement.
99.1	Press Release issued by Ackrell SPAC Partners I Co. and North Atlantic Imports, LLC, December 23, 2021.
99.2	Investor Presentation dated December 2021.
99.3	Transcript of Management Commentary to Investor Presentation.
104	Cover Page Interactive Data File - the cover page XBRL tags are embedded within the Inline XBRL document.

*	Certain exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). Ackrell agrees to furnish supplementally a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 23, 2021

ACKRELL SPAC PARTNERS I CO.

By:	/s/ Jason Roth
Name:	Jason Roth
Title:	Chief Executive Officer